June 14, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 06/14/24

Enclosure

Attachment

[1] See Attachment for a comprehensive list of updates to Exhibit F

Summary of changes made to Exhibit F:

- Updated
  GTH Executing Agent Subsidy Registration

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/14/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

24010756

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/14/24 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 06/14/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. GTH Executing Agent Subsidy Registration | Updates: Removed the following language from the second ‘TPH confirm it is’ statement - “including customers for which the TPH does not hold accounts.” Updated font to comply with corporate branding standards.

Cboe Options Exchange
Global Trading Hours (GTH)
Executing Agent Subsidy Registration

____
Name of Trading Permit Holder ("TPH") Organization

To participate in the GTH Executing Agent Subsidy Program, a Trading Permit Holder (TPH) must be a designated GTH executing agent (see below for information regarding the designation process). The TPH must include on or with this form information demonstrating it maintains an GTH executing agent operation.

TPH confirms it is:

☐ Physically staffed throughout each entire GTH trading session (generally means the TPH has persons available during all hours of the GTH trading session to take orders from customers).

☐ Willing to accept and execute orders on behalf of customers.

______________________________	______________________________
Printed Name of TPH Authorized Signature	Title
______________________________	______________________________
Signature of Authorized Officer, Partner, or Managing Member of TPH	Date

Please fill out the above information and email the completed form as an attachment to membershipservices@cboe.com.

To become a designated GTH executing agent, the TPH must submit this form to the Exchange by **3:00 pm on the second to last business day** of a calendar month to be designated an GTH executing agent under the program, and thus eligible for the monthly subsidy (subject to satisfaction of the monthly GTH volume requirement as set forth in the Fees Schedule), beginning the following calendar month.

Subject to the Exchange's confirmation of the information provided on and with this form, this designation will become effective the first business day of the following calendar month and remain in effect until the Exchange receives an email from the TPH terminating its designation or the Exchange determines the TPH's GTH executing agent operation no longer satisfies the two conditions listed above.

Questions regarding this program may be directed to Richard Fuller at (312-786-7835) or fuller@cboe.com.